

December 31, 2009

<u>Via U.S. Mail and Facsimile</u>
Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Co., N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re:** **Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed September 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed September 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed October 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 1-07884**

Dear Mr. Ulrich:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 34

1.   We note your disclosure that the officer acting on behalf of the Trustee concluded that your disclosure controls and procedures were effective as of December 31,

2008. Given that you did not timely file your annual report for the fiscal year ended December 31, 2007, the quarterly reports for the quarters ended March 31, June 30 and September 30, 2008, or your annual report for the fiscal year ended December 31, 2008, please advise us how the officer acting on behalf of the Trustee considered such late filings in his evaluation of your disclosure controls and procedures as of December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures

2.	We note that in your quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009, you state that the officer acting on behalf of the Trustee concluded that the Trust's disclosure controls and procedures were effective with respect to information by the Trustee and its employees but not effective with respect to information required to be communicated by all of the working interest owners. Please revise your disclosure to clarify whether your disclosure controls and procedures were effective as of the end of the relevant period. See Item 307 of Regulation S-K, and Regulation S-K Compliance and Disclosure Interpretation Question 214.02, available at www.sec.gov. In addition, if your disclosure controls and procedures were not effective, please expand your disclosure to discuss how the disclosure controls and procedures were not effective and what steps, if any, are being taken to establish effective controls and procedures. Please provide a sample of your proposed revised disclosure.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director